

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2015

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re:** **Genco Shipping & Trading Limited**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-K/A for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Response Dated September 18, 2015**
> **File No. 001-33393**

Dear Mr. Wobensmith:

We have reviewed your September 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2015 letter.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1. We note your response to our prior comment 1 and the revised table of selected consolidated financial data included in Annex A. Please revise to clearly indicate at the top of the columns that the period from July 9 to December 31, 2014 is the Successor period and all other periods are Predecessor periods. Also, please include a vertical black line separating the Successor and Predecessor columns.

Consolidated Statements of Equity, Page F-6

2. We note that the consolidated statements of equity include a line item for net gain from fresh-start adjustments, which refers to Note 21. In light of the restatement amount related to the net loss on reorganization items, please provide us with your revised consolidated statements of equity which reflect this revision.

Notes to Consolidated Financial Statements

1 – General Information

Financial Statement Presentation, Page F-10

3. We note your response to our prior comment 10 which indicates that the components of the total reorganization value of the Company are included in Annex E in the "Successor July 9, 2014" column. However, we continue to believe that it would benefit investors to include separate footnote disclosure reflecting the allocation of reorganization value which clearly shows how the amount of goodwill was calculated or determined. Specifically, please explain how the total assets of the successor entity at July 9, 2014 of $1,986,822, reconciles to the reorganization value of $1,233,000. Please revise accordingly.

Response Letter Dated September 18, 2015

Annex D

Footnote (a), Page 22

4. We note that the amount of the adjustment relating to the discharge of predecessor equity as reflected in footnote (a) of Annex D is $829,974. Please explain to us why this amount differs from the adjustments in column (a) of Annex E which total $849,575 for predecessor common stock and additional paid-in capital. Also, please tell us why the adjustment for issuance of successor equity of $1,133,900 in footnote (a) of Annex D differs from the successor common stock and additional paid-in capital in column (a) of Annex E of $1,233,000.

Annex E

Footnote (a) subnote (1), Page 23

5. Please explain to us why the issuance of successor common stock used in the calculation of the net gain on discharge of liabilities is $1,133,900, rather than the amount reflected in the table as Successor common stock and additional paid-in capital of $1,233,000.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure